COMMENTS RECEIVED ON AUGUST 31, 2017

FROM EDWARD BARTZ

FIDELITY OXFORD STREET TRUST (File Nos. 002-77909 and 811-03480)

Fidelity Series Commodity Strategy Fund

POST-EFFECTIVE AMENDMENT NO. 87

FIDELITY PURITAN TRUST (File Nos. 002-11884 and 811-00649)

Fidelity Series Intrinsic Opportunities Fund

POST-EFFECTIVE AMENDMENT NO. 175

FIDELITY SECURITIES FUND (File Nos. 002-93601 and 811-04118)

Fidelity Series Real Estate Equity Fund

Fidelity Series Real Estate Income Fund

Fidelity Series Small Cap Opportunities Fund

Fidelity Series Blue Chip Growth Fund

POST-EFFECTIVE AMENDMENT NO. 129

All Funds

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we explain whether the waiver is subject to recoupment and if so, please disclose.

R:

We direct the Staff to the following disclosure in “Fund Management – Advisory Fees”:

“From time to time, the Adviser or its affiliates may agree to reimburse or waive certain fund expenses while retaining the ability to be repaid if expenses fall below the specified limit prior to the end of the fiscal year.

Reimbursement or waiver arrangements can decrease expenses and boost performance.”

Fidelity Series Intrinsic Opportunities Fund, Fidelity Series Small Cap Opportunities Fund, Fidelity Series Real Estate Equity Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests that we disclose the market capitalization policy for each fund. The Staff also requests we add small and mid‐cap risks, if appropriate.

R:

Each fund does not have a principal investment policy of investing in securities with a particular market capitalization. Similarly, the risks associated with small and mid‐cap investing are not principal investment risks of each fund. Accordingly, we have not modified disclosure. Note, however, that while not a principal risk per se, the possibility for market developments to affect different parts of the market (for example, issuers with different market capitalizations) differently is one of the factors addressed under “Principal Investment Risks ”‐“Stock Market Volatility.”

Fidelity Series Intrinsic Opportunities Fund and Fidelity Series Small Cap Opportunities Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff questions whether each fund will invest in emerging markets securities and, if so, asks that we provide appropriate strategy and risk disclosure.

R:

Although each fund may invest in securities of foreign issuers, including emerging markets securities, investments in emerging markets are not a principal investment strategy of each fund. As a result, each fund believes that its current strategy and risk disclosure are appropriate.

Fidelity Series Intrinsic Opportunities Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests that we disclose in the “Principal Investment Strategies” section how the fund selects securities that present intrinsic opportunities.

R:

We direct the Staff to the following disclosure in “Fund Summary – Principal Investment Strategies”: “Investing in securities of companies that Fidelity Management & Research Company (FMR) believes are undervalued in the marketplace in relation to factors such as assets, sales, earnings, growth potential, or cash flow, or in relation to securities of other companies in the same industry (stocks of these companies are often called "value" stocks).”

We believe this disclosure accurately describes the strategy used by the fund in selecting securities it deems to offer an “intrinsic opportunity.”

Fidelity Series Intrinsic Opportunities Fund and Fidelity Series Small Cap Opportunities Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests that we add growth and value investing risks to “Principal Investment Risks” in the “Fund Summary” section.

R:

Value investing risk will be added the Principal Investment Risk portion of the Fund Summary for Series Intrinsic Opportunities Fund. Regarding the Series Small Cap Opportunities Fund, the risks associated with these specific investment styles are not principal investment risks of the funds. Accordingly, we have not added disclosure. Note, however, that while not a principal risk per se, the possibility for market developments to affect different types of securities (for example, growth stocks vs. value stocks) differently is one of the factors addressed under “Principal Investment Risks” ‐ ‐ “Stock Market Volatility” in the “Investment Details” section.

All funds

“Investment Details” (prospectus)

“Principal Investment Strategies”

“In addition to the principal investment strategies discussed above, the Adviser may lend the fund's securities to broker‐dealers or other institutions to earn income for the fund.”

C:

The Staff requests we move the language above out of the “Principal Investment Strategies” section since it is not a principal investment strategy.

R:

Although the strategy noted in the disclosure is not a principal investment strategy of the funds, the funds believe that it is appropriate to discuss the strategy in this section of the prospectus. In addition, the funds have clearly disclosed that these strategies are non‐principal investment strategies in response to Staff comments provided to other Fidelity mutual funds.

Fidelity Series Intrinsic Opportunities Fund and Fidelity Series Small Cap Opportunities Fund

“Additional Information about the Purchase and Sale of Shares” (prospectus)

“Policies Concerning the Redemption of Fund Shares”

“As noted elsewhere, payment of redemption proceeds may take longer than the time a fund typically expects and may take up to seven days as permitted by applicable law.”

C:

The Staff requests we insert “seven days from the date of receipt of the redemption order” to the above paragraph.

R:

The requested change will be made.

Fidelity Series Blue Chip Growth Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests that the fund provides some qualitative factors for Blue Chip companies (e.g., nationally recognized, leading market positions, financially sound, and well-established).

R:

We believe the moniker “blue chip” has a general meaning that is understood by the average investor and that addition of further qualitative disclosure (e.g., including “financially sound”) could misrepresent the fund’s true investment risk without providing a material benefit for investor comprehension. As a result, we respectfully decline to modify the disclosure.

Fidelity Series Real Estate Equity Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Normally investing at least 80% of assets in equity securities of companies principally engaged in the real estate industry and other real estate related investments.”

C:

The Staff requests that we provide examples of other real estate related investments.

R:

As disclosed under the sub-heading “Principal Investment Strategies” in the “Investment Details” section, “[c]ompanies in the real estate industry and real estate related investments may include, for example, real estate investment trusts (REITs) that either own properties or make construction or mortgage loans, real estate developers, companies with substantial real estate holdings, and other companies whose products and services are related to the real estate industry, such as building supply manufacturers, mortgage lenders, or mortgage servicing companies” (emphasis added).

Fidelity Series Real Estate Equity Fund

“Investment Details” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we clarify that other companies have at least 50% of assets committed to or derive 50% of revenues or profits from the real estate industry.

R:

The disclosure on which the Staff has commented is intended to assist investors in understanding, in plain English, the types of companies and investments that may be considered “companies in the real estate industry and other real estate related investments.” It is not intended to provide a definitive or all‐inclusive list. As disclosed in the fund’s SAI, for purposes of the fund’s policy to normally invest at least 80% of assets in companies principally engaged in the real estate industry and other real estate related investments, FMR considers whether a company has “at least a plurality of its assets (marked to market), gross income, or net profits are attributable to ownership, construction, management, or sale of residential, commercial, or industrial real estate” or whether “a third party has given the company an industry or sector classification consistent with real estate.”

Fidelity Series Real Estate Income Fund

“Investment Details” (prospectus)

“Description of Principal Security Types”

C:

Since over 30% of the fund is invested in commercial and other mortgage-backed securities, the Staff requests that we add disclosure to the “Principal Investment Risks” section. The Staff also requests we provide specific risks in both sections.

R:

The Fund believes that the disclosure contained in the “Real Estate Industry Concentration” and “Issuer-Specific Changes” portions of the Principal Investment Risks addresses the risks associated with mortgage-backed securities.  Notwithstanding our belief, the Fund will review its existing disclosures and consider whether the inclusion of addition risk disclosures would be warranted.

Fidelity Series Real Estate Income Fund

“Investment Details” (prospectus)

“Description of Principal Security Types”

C:

The Staff requests we explain supplementary whether the fund considers these securities to be liquid and what the determination of that is.

R:

The Fund, like all Fidelity funds, is subject to Board approved liquidity determination procedures and all of its investments are categorized consistent therewith.

Fidelity Series Commodity Strategy Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we disclose different types of commodities the swaps are linked to in the “Principal Investment Strategies” section.

R:

The swaps currently utilized by the Fund are limited to total return swaps that are based solely on the returns of a single index, the Bloomberg Commodity Index Total Return, rather than individual types of commodities.  As a result, we believe the Fund’s existing disclosure is sufficient.

Fidelity Series Commodity Strategy Fund

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff would like us to disclose in the “Principal Investment Strategies” section that the funds invest in a subsidiary organized under the laws of the Cayman Islands.

R:

The disclosure contained in “Principal Investment Strategies” in the “Fund Summary” section will be revised to read as follows:

“Investing up to 25% of assets in a wholly-owned subsidiary organized under the laws of the Cayman Islands that invests in commodity-linked total return swaps based on the value of commodities or commodities indexes and in other commodity-linked derivative instruments.”

Fidelity Series Commodity Strategy Fund

“Investment Details” (prospectus)

“Principal Investment Strategies”

C:

Comment 1:
Disclose that the fund complies with the provisions of the Investment Company Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the Controlled Foreign Corporation (“CFC”).

Comment 2:
Disclose that each investment adviser to the CFC complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as an investment adviser to the fund under Section 2(a)(20) of the Investment Company Act. The investment advisory agreement between the CFC and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the fund and the CFC, then, for purposes of complying with Section 15(c), the reviews of the fund’s and the CFC’s investment advisory agreements may be combined.

Comment 3:
Disclose that each CFC complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the CFC.

Comment 4:
Disclose: (1) whether the fund has received a private letter ruling from the Internal Revenue Service stating that undistributed income derived from the CFC is qualifying income, and (2) if the fund has not received a private letter ruling, its basis for determining that such undistributed income is qualifying income, such as an opinion of counsel.

Comment 5:

Disclose any of the CFC’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the fund. The principal investment strategies and principal risk disclosures of a fund that invests in a CFC should reflect aggregate operations of the fund and the CFC.

Comment 6:
Confirm in correspondence that the financial statements of the CFC will be consolidated with those of the fund.

Comment 7:
Confirm in correspondence that: (1) the CFC’s management fee (including any performance fee) will be included in “Management Fees” and the CFC’s expenses will be included in “Other Expenses” in the fund’s prospectus fee table; (2) the CFC and its board of directors will agree to designate an agent for service of process in the United States; and (3) the CFC and its board of directors will agree to inspection by the staff of the CFC’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

R:

The fund’s wholly-owned Cayman Subsidiary is similar to the subsidiaries formed for other Fidelity funds as well as those used by competitor funds. We respond as follows to the Staff’s Comments 1-7 with respect to the CFC:

Response 1:
The fund will look through the CFC, and will aggregate the CFC’s individual holdings together with direct holdings of the fund, for purposes of testing compliance with the fund’s requirements under the 1940 Act. With respect to Section 18(f) and related SEC guidance, compliance is met at both the fund and the CFC level. We note further that we are mindful of the requirements of Section 48(a) of the 1940 Act. See also “Response 5,” below.

Response 2:
The fund will comply with Section 15, although we note that the CFC is not a registered investment company under the 1940 Act, and is therefore not required to separately comply with the provisions of the 1940 Act. Geode Capital Management, LLC is the adviser to both the fund and the CFC. We note that the CFC’s advisory contract is between its adviser, Geode, and the CFC. This contract is not a material contract with respect to the fund’s shareholders and therefore we do not believe it needs to be filed with the fund’s registration statement.

Response 3:
As previously noted, the fund will look through the CFC, and will aggregate the CFC’s individual holdings together with direct holdings of the fund, for purposes of testing compliance with the fund’s requirements under the 1940 Act. The CFC has the same custodian as the fund (JPMorgan Chase Bank).

Response 4:
As disclosed under “Subsidiary Risk” in the “Principal Investment Risks” section of the fund’s prospectus, “the fund relies on a private letter ruling received by other Fidelity funds from the Internal Revenue Service with respect to its investment in the Subsidiary.”

Response 5:
The principal investment strategies and principal investment risks disclosed for the fund reflect the aggregate operations of the fund and the CFC.

Response 6:
The fund will consolidate its financial statements with the CFC’s consistent with no-action relief dated

April 29, 2008 (see Fidelity’s letter to Richard F. Sennett, Chief Accountant of the Division of Investment Management, dated February 13, 2008). These financial statements will be filed on Form N-CSR.

Response 7:
Consistent with the requirements of Item 3 of Form N-1A, the fees and expenses of investing in the CFC, including the CFC’s management fee, will be included in the fund’s prospectus fee table as “Acquired Fund Fees and Expenses” (“AFFE”). Item 3 of Form N-1A defines “Acquired Fund” as “any company in which the Fund invests or has invested during the relevant fiscal period that (A) is an investment company or (B) would be an investment company under Section 3(a) of the Investment Company Act … but for the exceptions to that definition provided for in section 3(c)(1) and 3(c)(7) of the Investment Company Act…” The CFC is exempt from the definition in Section 3(a) pursuant to Section 3(c)(7). Given this, we believe the CFC clearly falls within the Form N-1A definition of “Acquired Fund” for purposes of calculating AFFE. We confirm that the CFC will designate an agent for service of process in the United States and that the CFC will agree to the examination of its books and records by the Staff.

Fidelity Series Commodity Strategy Fund

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests we provide specific risks of the particular commodities the fund is exposed to in the “Principal Investment Risks” section.

R:

The Fund believes that the risk disclosure contained in its registration statement addresses the risks associated with its commodity exposure.  Notwithstanding our belief, the Fund will review its existing disclosures and consider whether the inclusion of additional risk disclosures would be warranted.

Fidelity Series Commodity Strategy Fund

“Investment Details” (prospectus)

“Description of Principal Security Types”

C:

The Staff requests that we disclose if the fund invests more than 15% in mortgage-backed securities. If so, the Staff requests we explain why the fund considers these securities to be liquid.

R:

The Fund does not invest more than 15% of its assets in mortgage-backed securities.

Fidelity Series Commodity Strategy Fund

“Investment Details” (prospectus)

“Description of Principal Security Types”

C:

If mortgage and other asset-backed securities are a principal investment type, the Staff requests we disclose that in the “Principal Investment Strategies” section.

R:

Mortgage and other asset-backed securities are not a principal investment of the Fund.

Fidelity Series Commodity Strategy Fund

“Investment Details” (prospectus)

“Principal Investment Risks”

“Industry Exposure. Market conditions, interest rates, and economic, regulatory, or financial developments could significantly affect a single industry or a group of related industries, and the securities of companies in that industry or group of industries could react similarly to these or other developments. In addition, from time to time, a small number of companies may represent a large portion of a single industry or a group of related industries as a whole, and these companies can be sensitive to adverse economic, regulatory, or financial developments.”

C:

The Staff requests that we add “Industry Exposure” to the “Principal Investment Risks” in the “Fund Summary” section.

R:

We believe that the disclosure under the sub-heading “Principal Investment Risks” in the “Fund Summary” section, notably the disclosure under “Financial Services Exposure” and “Commodity-Linked Investing”, appropriately discloses the fund’s principal investment risks.